August 29, 2007

Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Attention: Ms. Christina E. Chalk

Special Counsel, Office of Mergers and Acquisitions

Division of Corporate Finance

Dear Ms. Chalk:

We are writing on behalf of our clients, Infinity World Investments LLC, a newly formed Nevada limited liability company (the “Purchaser”), and Dubai World, a decree entity of the Government of Dubai, United Arab Emirates (“Dubai World”), in response to our telephone conversation with you on August 27, 2007. In that conversation, you indicated to us that you would be reviewing the Tender Offer Statement on Schedule TO (the Schedule TO and the related Offer to Purchase (the “Offer”), Letter of Transmittal and other documents filed under Schedule TO are collectively referred to herein as the “Tender Offer Documents”) which was filed by Purchaser and Dubai World on August 24, 2007. In addition, you initially inquired about our views on the necessity of filing financial statements for the Purchaser and/or Dubai World in connection with the Offer and referred us to Instruction 2 of Item 10 of Schedule TO. For the reasons outlined in this letter, we believe that any financial information about the Purchaser and/or Dubai World is not material to prospective tendering stockholders in making a determination whether to tender their shares of common stock (“Shares”) of MGM MIRAGE, a Delaware corporation, in the Offer. On behalf of the Purchaser and Dubai World, we therefore hereby respectfully request that the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) withdraw its suggestion that financial statements of the Purchaser and/or Dubai World need to be included in the Tender Offer Documents.

Background of Purchaser/Dubai World and the Transactions

As noted above, Dubai World is a decree entity of the Government of Dubai and was formed to serve as a holding company for specified commercial enterprises. Dubai World has a Chairman who is appointed by the Ruler of Dubai. Under the government decree which established Dubai World, the Chairman has the authority to appoint a Board of Directors to manage the affairs of Dubai World. Dubai World does not maintain separate audited financial statements as it is not required to do so under the laws of Dubai. Through its various subsidiaries, Dubai World holds

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assets with a value substantially in excess of the amounts necessary for the transactions described in the Tender Offer Documents. These subsidiaries include: Istithmar World, a leading investor in the consumer, financial services, industrial and real estate sectors (and which recently agreed to purchase Barneys New York); Nakheel PJSC, a leading project development firm with 16 major projects worth more than $30 billion under development around the world, including the Palm Islands and the World Islands; and DP World, a leader in international marine operations and development, logistics and related services, and the operator of 42 marine terminals in 22 countries. Other subsidiaries include Economic Zone World, Dubai Dry Docks World, Dubai Multi Commodity Center, Limitless World and Dubai Maritime City.

The Purchaser is an indirect wholly-owned subsidiary of Dubai World. The Purchaser was formed specifically as an investment vehicle to acquire through the Offer up to 14,200,000 Shares at a price of $84.00 per Share. In connection with the Offer, as more fully described in the Tender Offer Documents, the Purchaser entered into a Company Stock Purchase and Support Agreement (the “Purchase Agreement”) with MGM MIRAGE whereby it has agreed to purchase an additional 14,200,000 Shares directly from MGM MIRAGE at the same price paid in the Offer.

Assuming that all 14,200,000 Shares are tendered in the Offer, and further assuming the purchase of the additional 14,200,000 Shares directly from MGM MIRAGE, the Purchaser will hold, at most, approximately 9.5% of the outstanding Shares. In fact, following the Offer, MGM MIRAGE will remain within the control of Tracinda Corporation, a privately-held corporation that, to the best of our knowledge, is wholly owned and controlled by Mr. Kirk Kerkorian and which currently holds 153,837,330 Shares, or 54.1 percent of the current outstanding Shares and after giving effect to the Offer and the Purchase Agreement described above, will continue to hold in excess of 51 percent of the total outstanding Shares. The acquisition of Shares by the Purchaser is subject to significant regulation by, and licensing requirements of, gaming authorities in which MGM MIRAGE conducts business, including the gaming authorities of the states of Nevada, New Jersey, Michigan, Mississippi and Illinois, and of Macau.

Pursuant to the Purchase Agreement, once the Purchaser acquires ownership of 5 percent of the total outstanding Shares, the Purchaser would have the right to designate one nominee for election to serve on the MGM MIRAGE Board of Directors.[1] If the Purchaser acquires at least 12 percent of the outstanding Shares, the Purchaser would have the right to designate a proportional number of the MGM MIRAGE Board members equal to its relative ownership of Shares. Any directors proposed by the Purchaser would need to be approved by applicable gaming authorities prior to their appointment to the Board.

[1] Tracinda Corporation has agreed to vote its shares in favor of Purchaser’s nominee.

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Under the Purchase Agreement, the Purchaser is prohibited from acquiring beneficial ownership of more than 20% of the total outstanding Shares. This prohibition does not expire except in limited circumstances, including such time as Tracinda Corporation ceases to hold at least 25% of the total outstanding Shares.

As noted in the Tender Offer Documents, MGM MIRAGE and Dubai World also entered into a joint venture to manage, design, plan, develop, construct and operate one of MGM MIRAGE’s assets, the “CityCenter” project in Las Vegas. The joint venture is a separate legal entity, a newly formed Delaware limited liability company, which will control the project’s development and operations. Dubai World is funding its share of the joint venture, $2.7 billion, in cash at the closing of the joint venture in exchange for a 50% ownership interest, with MGM MIRAGE maintaining a 50% ownership interest. Dubai World does not obtain any additional rights to MGM MIRAGE common stock or rights to influence the management of MGM MIRAGE itself through the joint venture.

Analysis

As set forth in Release No. 33-7760 (the “Adopting Release”), when determining whether financial statements of the bidder are material in a third-party, cash tender offer, the Commission looks at a number of factors, including (without limitation) the following:

1. the terms of the tender offer, particularly terms concerning the amount of securities sought, such as any-or-all, a fixed minimum with right to accept additional shares tendered, all-or-none, or a fixed percentage of the outstanding;

2. whether the purpose of the tender offer is for control of the subject company;

3. the plans or proposals of the bidder; and

4. the ability of the bidder to pay for the securities sought in the tender offer and/or to repay any loans made by the bidder or its affiliates in connection with the tender offer or otherwise.

In this letter, we consider each of these factors in the order presented in the Adopting Release and apply them to the terms and conditions of the Offer.

1.      Terms of the Tender Offer

Under the terms of the Offer, the Purchaser is offering to purchase up to 14,200,000 Shares at a purchase price of $84.00 per Share (or approximately $1,192,800,000). The Offer is not

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conditioned on a minimum number of Shares being tendered, and it is the Purchaser’s intent to acquire any and all Shares tendered. In the event that more than 14,200,000 Shares are tendered, each tendering stockholder will be prorated so that, in total, no more than 14,200,000 Shares are purchased in the Offer. The 14,200,000 Shares being sought in the Offer represent approximately 4.75% of MGM MIRAGE’s total outstanding Shares, and when added to the additional 14,200,000 Shares to be acquired directly from MGM MIRAGE, represent approximately 9.5% of the total Shares outstanding.[2] The Offer is for cash, and is not contingent upon receipt of any financing by the Purchaser, Dubai World or any of their respective affiliates. As discussed below, Dubai World has more than adequate cash on hand to contribute to the Purchaser for the payment of the Shares.[3]

2.      Purpose of Tender Offer

As stated in footnote 195 to the Adopting Release, financial information of the bidder may be material “when a bidder seeks to acquire a significant equity stake in order to influence the management and affairs of the target. In [such] case, security holders need financial information for the prospective controlling security holder to decide whether to tender in the offer or remain a continuing security holder in a company with a dominant or controlling security holder.” The key element is “control” of the target company.

In this instance, the Purchaser is making a financial investment in MGM MIRAGE it deems appropriate in order to, among other things, monitor its significant investment in the CityCenter joint venture. Neither the Purchaser nor Dubai World will have the ability to control or influence the management or affairs of MGM MIRAGE through its stock ownership. Assuming that all 14,200,000 Shares are tendered in the Offer, and further assuming the purchase of the additional 14,200,000 Shares directly from MGM MIRAGE, the Purchaser will hold, at most, approximately 9.5% of the outstanding Shares. In fact, following the Offer, MGM MIRAGE will remain within the control of Tracinda Corporation, which currently holds 153,837,330 Shares, or 54.1 percent of the current outstanding Shares and after giving effect to the Offer and the Purchase Agreement described above, will continue to hold in excess of 51 percent of the total outstanding Shares.

[2]   According to MGM MIRAGE’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, there were 284,344,805 Shares outstanding. In calculating the 4.75%, we have included in the Shares outstanding the additional 14,200,000 Shares to be acquired directly from MGM MIRAGE under the Purchase Agreement.

3   In many ways, the Offer is similar to the tender offer commenced by Tracinda Corporation for 15,000,000 shares of MGM MIRAGE on December 4, 2006 (the “Tracinda Tender Offer”). The Tracinda Tender Offer was for all cash, had no minimum condition, had no financing condition, and both prior to and after the completion of the Tracinda Tender Offer, Tracinda Corporation was the majority stockholder of MGM MIRAGE. We note that no financial statements were provided in the Tracinda Tender Offer by either Tracinda Corporation or Mr. Kerkorian.

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In addition, upon consummation of the Offer and the acquisition of additional Shares under the Purchase Agreement, the Purchaser and Dubai World will have the right to designate and add one individual to serve on the Board of Directors of MGM MIRAGE, currently comprised of 16 directors. As a controlling stockholder, because MGM MIRAGE does not have cumulative voting, Tracinda Corporation has the ability to elect each of the 16 directors. Furthermore, because of the contractual limitations imposed on the Purchaser in the Purchase Agreement, the Purchaser would be limited to nominating its proportional share of directors, only if and when the Purchaser were to acquire beneficial ownership of 12% or more of the outstanding Shares. Again, Tracinda Corporation will have the ability to nominate and elect each of the other members of MGM MIRAGE’s Board. Furthermore, under the Delaware General Corporation Law, Tracinda Corporation as majority stockholder has the ability to remove all directors from the Board of Directors of MGM MIRAGE.

In short, even when coupled with the Shares to be purchased pursuant to the Purchase Agreement, and with the joint venture with MGM MIRAGE for CityCenter, neither the Purchaser nor Dubai World will have “control” over MGM MIRAGE. Instead, control of MGM MIRAGE will remain firmly with Tracinda Corporation.

3.      Plans or Proposals of the Bidder

Following consummation of the Offer and the purchase of Shares from MGM MIRAGE pursuant to the Purchase Agreement, the Purchaser may purchase additional Shares, which purchases could be made on the open market, through private purchases or otherwise. As disclosed in the Tender Offer Documents, any such increase in ownership would be subject to approval of various gaming authorities where MGM MIRAGE conducts business. As noted above, the Purchaser has contractually agreed, however, that it may not acquire additional Shares in excess of 20% of the total outstanding Shares, subject to agreed upon exceptions.

4.      Ability of Bidder to Pay for Securities in Tender Offer

As noted above, Dubai World, which is the ultimate parent entity of the Purchaser, is a Dubai government decree entity. Because of Dubai World’s significant financial resources, the Purchaser has not conditioned the Offer on receipt of any financing by the Purchaser, Dubai World or any of their respective affiliates. The Purchaser, through Dubai World and its affiliates, has sufficient working capital to acquire the Shares. The lack of any financing contingency further supports the

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argument that no financial information should need to be disclosed in the Tender Offer Documents as this information is not material to a tendering stockholder’s decision whether to tender.

Conclusion

For the foregoing reasons, we believe that any financial information related to the Purchaser and Dubai World is not material to a prospective tendering stockholder’s decision to tender or refrain from tendering into the Offer. Accordingly, we respectfully request the Staff to withdraw its suggestion that financial statements of the Purchaser and/or Dubai World need to be included in the Tender Offer Documents.

Sincerely,

/s/ Paul, Hastings, Janofsky & Walker LLP
PAUL, HASTINGS, JANOFSKY & WALKER LLP